SUPPLEMENT DATED JUNE 21, 2002 TO PROSPECTUS DATED JULY 3, 2001

THE FOLLOWING ADDITIONAL RISK FACTORS REFLECT INFORMATION PREVIOUSLY DISCLOSED BY THE COMPANY IN ITS PERIODIC REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION
(SEC), WHICH REPORTS ARE INCORPORATED BY REFERENCE INTO THE PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER THESE ADDITIONAL RISK FACTORS, AS WELL AS THE RISK FACTORS AND THE OTHER INFORMATION PRESENTED IN THE PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THE PROSPECTUS, IN DECIDING WHETHER TO INVEST IN THESE SECURITIES.

Capitalized terms used herein but not defined are as defined in the Prospectus dated July 3, 2001 relating to the Securities (the "Prospectus").

ADDITIONAL RISK FACTORS RELATING TO THE SECURITIES

THE COMPANY HAS SUSPENDED ITS VOLUNTARY PRACTICE OF REPURCHASING ELIGIBLE SUBORDINATED DEBENTURES (INCLUDING SUBORDINATED MONEY MARKET CERTIFICATES) PRIOR TO MATURITY AND PREFERRED STOCK WHEN PRESENTED FOR REPURCHASE

As announced in its report on Form 8-K dated June 17, 2002 (the "June 17th 8-K"), effective June 14, 2002, the Board of Directors (the "Board") of Agway Inc. (the "Company") suspended the Company"s practice of repurchasing, at face value, eligible Agway Inc. subordinated debentures (including Subordinated Money Market Certificates) prior to maturity and preferred stock when presented for repurchase. As disclosed in the Company"s periodic reports and the Prospectus, the Company was under no obligation to repurchase such Securities, retained the right to stop or suspend this practice at any time, and could be required to stop or suspend this practice if the conditions of its primary credit agreement with a syndicated group of lenders (the "Credit Agreement") were not satisfied. At this stage, it cannot be predicted when or if the Company will re-commence its voluntary repurchase practice.

As a result of the Board's decision, investors will have little, and may have no, liquidity for the Securities. There is no market for the Securities offered by the Prospectus, we do not currently intend to create or encourage a trading mechanism for the Securities, and at present it is unlikely that any material secondary trading market will develop. As described in the Prospectus, not all Securities may be freely transferred. With respect to Securities that may be transferred, their value will be affected by a number of factors, including our creditworthiness; the lack of liquidity for the Securities; the level and direction of interest rates; the remaining period to maturity (if applicable); the aggregate principal amount of the Securities outstanding; and the terms and availability of comparable investments. As a result, you could realize a significant loss on the sale of Securities.

POTENTIAL IMPACT OF RECENT EVENTS ON OUR FINANCIAL CONDITION AND LIQUIDITY

As disclosed in the June 17th 8-K, several events have occurred recently that significantly impact the Company's business prospects and our ability to meet our payment obligations relating to the Securities. Those events relate to a recently announced plan to divest certain businesses, the current status of that plan, and matters relating to our Credit Agreement and other obligations that may adversely affect our liquidity and capital resources. Specific reference should be made to the matters disclosed in the June 17th 8-K.